Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Eric Purple

epurple@stradley.com

(202) 507-5154

May 10, 2018

VIA EDGAR

Megan Miller

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Healthcare Opportunities Fund

Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2

File Nos. 333-209932 and 811-23144

Dear Ms. Miller:

On behalf of the NexPoint Healthcare Opportunities Fund (the “Fund”), please find below a response to the oral comment you provided to the undersigned via telephone on May 9, 2018, with respect to the above-referenced pre-effective amendment to the registration statement of the Fund. For your convenience, we have repeated your comment below, as we understand it, and have provided the Fund’s response immediately thereafter. We understand, based on our conversations, that all changes to the Fund’s disclosure discussed below may be made pursuant to a prospectus supplement filed with the Commission pursuant to Rule 497 under the Securities Act of 1933, and the Fund undertakes to make such a filing prior to offering to the public. Capitalized terms not defined in this letter are defined in the registration statement.

1.	Comment:

Please confirm whether the Fund’s Expense Limitation Agreement, as discussed in footnote 9 to the Fees and Fund Expenses Table, excludes shareholder servicing fees from the Expense Limitation. To the extent that the Fund’s Expense Limitation Agreement does exclude shareholder servicing fees from the Expense Limitation, please revise the text of footnote 9 to clarify this point.

Response:

The Fund confirms that the Fund’s Expense Limitation Agreement, as discussed in footnote 9 to the Fees and Fund Expenses Table, excludes shareholder servicing fees from the Expense Limitation. The Fund has revised the first sentence of footnote 9 as follows (new text underlined):

May 10, 2018

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay, absorb or reimburse the ordinary annual operating expenses of the Fund (including organizational and offering expenses, but excluding: (i) distribution and shareholder servicing fees, interest, taxes, dividend expenses on short sales, brokerage commissions and other transaction costs, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Fund’s investments; (iv) expenses payable by the Fund under any Sub-Administration Agreement; and (v) litigation expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business), to the extent that they exceed 1.75% per annum of the Fund’s average Daily Gross Assets (the “Expense Limitation”).

*    *    *

If you have any questions, please do not hesitate to contact me at (202) 507-5154.

Sincerely,

/s/ Eric Purple
Eric Purple